EXHIBIT 23.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this registration statement of MultiCell Technologies, Inc. (formerly Exten Industries, Inc.) on Form S-3 of our report, dated January 9, 2004, on our audits of the consolidated financial statements of MultiCell Technologies, Inc. and subsidiaries as of November 30, 2003 and 2002 and for the years then ended, which report is included in the Annual Report on Form 10-KSB for the year ended November 30, 2003 previously filed by MultiCell Technologies, Inc. and contains an explanatory paragraph related to its ability to continue as a going concern. We also consent to the related reference to our Firm under the caption "Experts" in the prospectus of this registration statement.

/s/J.H. Cohn LLP

San Diego, California
May __, 2004